Northern Dynasty: Right-of-Way Agreement secures site access for Pebble Project developers

Alaska Native Corporation signs partnership agreement with Pebble

November 20, 2018 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports the Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has finalized a Right-of-Way Agreement with Alaska Peninsula Corporation (“APC”), securing the right to use defined portions of APC lands for the construction and operation of transportation infrastructure associated with the Pebble Project.

The Pebble Partnership is wholly owned by Northern Dynasty and proponent of southwest Alaska’s Pebble Project. APC is an Alaska Native village corporation with extensive land holdings proximal to the Pebble site, and more than 900 shareholders – many of whom live in the nearby villages of Newhalen and Kokhanok.

“Today’s agreement not only secures access to the Pebble Project site for construction and operation of the proposed mine,” said Northern Dynasty President & CEO Ron Thiessen. “It also represents a significant milestone in the developing relationship between Pebble and the Alaska Native people of the region.

“We have always said Pebble must be developed in partnership with the local people and institutions of southwest Alaska. We have more work to do in that regard, but a Right-of-Way Agreement with one of the largest Alaska Native landowners in the region goes a long way to bringing our commitment to life.”

The APC lands addressed in the Right-of-Way Agreement mirror the transportation corridor identified in PLP’s Project Description, as submitted to the US Army Corps of Engineers late last year to initiate the federal Environmental Impact Statement (EIS) permitting process. It includes land south of Lake Iliamna to link a port site on Cook Inlet to a ferry landing site west of the APC village of Kohkanok, as well as land north of Lake Iliamna to link a ferry landing site west of the APC village of Newhalen to the site of the proposed Pebble mine.

PLP transportation infrastructure is expected to benefit APC, its shareholders and villages through access to lower cost power, equipment and supplies, as well as enhanced economic activity in the region. Spur roads connecting to the villages of Newhalen and Kokhanok will allow local residents to access jobs at the Pebble mine site, port site and ferry landing sites.

“Among our leading priorities as an Alaska Native corporation is to manage and develop our lands responsibly, in a manner that creates employment opportunities for our shareholders but also respects our subsistence values and culture,” said Brad Angasan, APC Vice President of Corporate Affairs. “That’s exactly what this deal represents for APC, as well as securing us an important seat at the table as the Pebble Project advances.”

To secure its right to use defined portions of APC land for the construction and operation of transportation infrastructure, PLP will make annual toll payments to APC, and pay other fees prior to and during project construction and operation. In addition, APC will be granted ‘Preferred Contractor’ status at Pebble, which provides a preferential opportunity to bid on Pebble-related contracts located on APC lands.

Finally, the two parties have agreed to negotiate a profit sharing agreement that will ensure APC and its shareholders benefit directly from the profits generated by mining activity in the region.

“APC has been an important stakeholder and business partner in the Pebble enterprise for some time, and we’re pleased to formalize that partnership today,” Thiessen said. “We expect to secure additional mutually beneficial partnership agreements with other local and Alaska Native institutions as the project moves forward.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The NEPA EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com